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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            (AMENDMENT NO.   3  )*
                                           -----


                               GEICO Corporation
         -------------------------------------------------------------
                               (Name of Issuer)

                                    COMMON
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   361582109
                   -----------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

-----------------------                                  ---------------------
  CUSIP NO. 361582109                  13G                 PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tukman Capital Management, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,455,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

                          3,020,231
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      3,020,231

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

      4.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 9 pages

-----------------------                                  ---------------------
  CUSIP NO. 361582109                   13G                PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON  Melvin T. Tukman
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,455,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

                          3,020,231
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      3,020,231

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

      4.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 9 pages

ITEM 1.

     (a)  Name of Issuer:  GEICO Corporation
          --------------

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

               One GEICO Plaza
               Washington, D.C.  20076-0001

ITEM 2.

     (a)  Name of Person Filing: This statement is being filed by
          ---------------------

          (I) Tukman Capital Management, Inc. (TCM), a registered investment advisor and

          (ii) Melvin T. Tukman (MTT), the majority shareholder of TCM.

The common stock of the Issuer (Common Stock) is directly beneficially owned by TCM as a result of TCM's authority to buy, sell and vote the shares acquired for its clients and the ownership of the Common Stock by MTT is indirect as a result of MTT's stock ownership in TCM.

     The ownership of Common Stock by both TCM and MTT is reported because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 6, 7, 9 and 11 on pages 2 and 3 above and in responses to item 4 by such Reporting Persons are given on the basis of the "direct and indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by TCM and the indirect beneficial ownership by MTT.

     Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          TCM's Principal Business Office is located at:

          60 E. Sir Francis Drake Blvd., Ste. 204
          Larkspur, CA  94939

          Melvin T. Tukman's Principal Office is located at:

          60 E. Sir Francis Drake Blvd., Ste. 204
          Larkspur, CA  94939


     (c)  Citizenship:
          -----------

          TCM is a Delaware corporation.

          Melvin T. Tukman is a citizen of the United States.

     (d)  Title of Class of Securities:
          ----------------------------

          Common Stock

     (e)  CUSIP Number:
          ------------

          361582109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


     (a)       Broker or Dealer registered under Section 15 of the Act
          --

     (b)       Bank as defined in section 3(a)(6) of the Act
          --

     (c)       Insurance Company as defined in section 3(a)(19) of the act
          --

     (d)       Investment Company registered under section 8 of the Investment
          --
          Company Act

     (e)  X    Investment Advisor registered under section 203 of the
          --
          Investment Advisers Act

     (f)       Employee Benefit Plan, Pension Fund which is subject to the
          --
          provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1 (b) (1) (ii) (F)

     (g)       Parent Holding Company, in accordance with 240.13d-1 (b) (ii) (G)
          --
          (Note: See Item 7)

     (h)       Group, in accordance with 240.13d1 - (b) (1) (ii) (H)
          --

ITEM 4. OWNERSHIP


     (a)  Amount Beneficially Owned: Reporting Persons directly or indirectly
          -------------------------
          beneficially own 3,020,231 shares of Common Stock. TCM's beneficial ownership is direct and MTT's beneficial ownership is indirect as a result of being a majority shareholder of TCM.


     (b)  Percent of Class:  4.5%
          ----------------

     (c)  Number of shares as to which such person has:
          --------------------------------------------

          (I)  Sole power to vote:

               TCM and MTT have the sole power to vote -0- shares.

          (ii) Shared power to vote:


               TCM and MTT share the power to vote 1,455,600 shares. No other person has the power to vote such shares.


               TCM and MTT have no power to vote 1,564,631 shares.

          (iii)/(iv) Sole/shared power to dispose:


               TCM and MTT share with each other the power to dispose all 3,020,231 shares for which they have beneficial ownership. Thus, neither has the sole power to dispose of any shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issue of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 22, 1996

                                            Tukman Capital Management, Inc.


                                                            /s/ MELVIN T. TUKMAN
                                            ____________________________________
                                                            By: Melvin T. Tukman
                                                                       President


                                                            /s/ MELVIN T. TUKMAN
                                            ____________________________________
                                                                Melvin T. Tukman

                                    EXHIBIT

EXHIBIT A  Statement With Respect To Joint Filing Of Schedule 13G

                                   EXHIBIT A

            STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of GEICO Corporation may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.


January 22, 1996

                                            Tukman Capital Management, Inc.



                                                            /s/ MELVIN T. TUKMAN
                                            ____________________________________
                                                            By: Melvin T. Tukman
                                                                       President



                                                            /s/ MELVIN T. TUKMAN
                                            ____________________________________
                                                                Melvin T. Tukman

                                  Page 9 of 9